Vornado Realty Trust
210 Route 4 East Paramus, NJ 07652-0910 Tel 201-587-1000 Fax 201-587-0600

April 6, 2009

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC 20549

Attention:	Ms. Linda van Doorn
Senior Assistant Chief Accountant

Re:	Vornado Realty Trust Form 10-K for the year ended December 31, 2008 Filed February 24, 2009 File No. 001-11954

Vornado Realty L.P. Form 10-K for the year ended December 31, 2008 Filed March 10, 2009 File No. 000-22685

Dear Ms. van Doorn:

Please find herein our response to the letter, dated March 25, 2009, from you on behalf of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Joseph Macnow, Chief Financial Officer of Vornado Realty Trust (the “Company”) regarding the above referenced filings with the Commission. We have carefully considered the Staff’s comments and have provided the additional information, as requested. For your convenience, we have included the Staff’s comments before our responses.

Securities and Exchange Commission	2

Vornado Realty Trust Form 10-K for the year ended December 31, 2008

Overview, page 65

1.

You disclose on page 65 that your real estate portfolio may be affected by declining demand for office and retail space and tenant bankruptcies, which may result in lower than average occupancy rates and effective rents, and a corresponding decrease in net income, funds from operations and cash flow. In future filings, please elaborate upon these trends, quantifying when possible, their anticipated effect on your future operations. Refer to the Instructions to paragraph 303(a) of Regulation S-K and Section III.B of FR-72: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response:

In future filings, we will elaborate upon the trends affecting the Company’s business and quantify, when possible, their effects on future operations.

Quarter Ended December 31, 2008 Financial Results Summary, page 68

2.

You disclose that net loss for the quarter ended December 31, 2008 and net income for the quarter ended December 31, 2007 include $1,083,000 and $43,859,000, respectively, of net gains on sale of real estate that affect comparability. However, it does not appear that these gains have been included in the accompanying table on page 68. Please advise.

Response:

The Company’s disclosure on page 68 of its Form 10-K for the year ended December 31, 2008 (the “Form 10-K”) states “net loss for the quarter ended December 31, 2008 and net income for the quarter ended December 31, 2007 include $1,083,000 and $43,859,000, respectively, of net gains on sale of real estate and certain other items that affect comparability, which are listed in the table below.” The table on page 68 is intended to show items that affect comparability for both net income and funds from operations. Since net gains on sale of real estate are, by definition, excluded from the computation of funds from operations, they are not included in the table. However, the Company’s disclosure is intended to highlight the fact that net income not only includes items that affect comparability that are listed in the table on page 68, but also includes net gains on sale of real estate that are not included in the table. In response to the Staff’s comment, the Company will clarify its disclosure in future filings to state that “net loss for the quarter ended December 31, 2008 and net income for the quarter ended December 31, 2007 include $1,083,000 and $43,859,000, respectively, of net gains on sale of real estate. In addition, net loss for the quarter ended December 31, 2008 and net income for the quarter ended December 31, 2007 also include certain items that affect comparability, that are listed in the table below.”

Results of Operations – Year Ended December 31, 2008 Compared to December 31, 2007, page 83

Income (loss) Applicable to Toys, page 85

3.

We note that your share of Toys’ income tax expense was approximately $59.7 million for the year ended December 31, 2008. It appears that this may exceed your proportional share based upon your ownership percentage and Toys’ results of operations. Please supplementally provide us the calculation used to derive the income applicable to Toys that was recorded in your consolidated statements of income for the year ended December 31, 2008.

Securities and Exchange Commission	3

Response:

In July 2005, a joint venture owned equally by the Company, Bain Capital and Kohlberg Kravits Roberts & Co. acquired Toys “R” Us (“Toys”). The Company accounts for its investment in Toys under the equity method and records its 32.7% share of Toys’ net income or loss, including its 32.7% share of income taxes, on a one-quarter lag basis because Toys’ fiscal year ends on the Saturday nearest January 31 and the Company’s fiscal year ends on December 31. Toys’ reports its financial results on a “recap” basis (i.e., historical cost basis) whereas the Company recognizes, in its consolidated financial statements, its share of Toys’ financial results on a “purchase accounting” basis, as required by SFAS 141. The Company has attached, as Exhibit 1, the calculation of its income applicable to Toys, which shows Toys “recap” basis financial results and the adjustments to reconcile to the Company’s “purchase accounting” basis, and the Company’s proportionate share of such results.

Supplemental Information, page 97

4.

It is unclear how the % increase (decrease) in same store operations on page 100 was calculated. To the extent that this measure is presented in future filings, please include guidance as to its calculation.

Response:

Same store operations on page 100 of the Form 10-K represents the increase or decrease in property-level operations that were owned for the same period in each year and excludes the effect of property acquisitions, dispositions and other non-operating items that affect comparability, including segment general and administrative expenses. The percentage increase (decrease) in same store operations is calculated by dividing current period increases or decreases in same store operations by same store operations of the prior period. In future filings, the Company will revise its disclosure to provide a reconciliation of total EBITDA to EBITDA used in the calculation of same store percentage increases or decreases.

Note 2. Basis of Presentation and Significant Accounting Policies, page 127

Recently Issued Accounting Literature, page 133

5.

We note your discussion of FASB Staff Position APB 14-1 on pages 78 and 135 in which you refer to Series D-13 convertible preferred units. It does not appear that these units are outstanding as of December 31, 2008 and the terms of the units are not disclosed elsewhere in your filing. Please advise us if and when these units were issued, and elaborate upon how they are or will be recorded in your financial statements supplementally and in future filings.

Response:

On December 30, 2004, the Company sold 1,867,311 units of 3.0% Series D-13 Cumulative Redeemable Preferred Units for $25.00 per unit or approximately $46.7 million. The Series D-13 units became redeemable at the option of the holder beginning in December 2006 for cash equal to the liquidation preference of $25.00 per unit, and are callable at the Company’s option beginning in December 2011 for cash equal to the liquidation preference of $25.00 per unit. If a holder seeks to redeem his units, the Company may, at its option, assume the redemption obligation and deliver cash equal to the liquidation preference of $25.00 per unit, or deliver a variable number of the Company’s common shares. As of December 31, 2008, all of the Series D-13 units are outstanding. In accordance with SFAS 150, the Company recorded $46.7 million, representing the fair value of the Series D-13 units as a component of “other liabilities” on the Company’s consolidated balance sheet, and the related distributions were recognized as a component of interest expense on the Company’s consolidated statement of income, because of the possible settlement of this obligation by issuing a variable number of the Company’s common shares. The Company did not disclose the details of the Series D-13 units due to materiality considerations. In future filings, the Company will add a description of, and the relevant accounting treatment for, these units.

Securities and Exchange Commission	4

Note 6. Investments in Partially Owned Entities, page 142

Lexington Realty Trust (“Lexington”) (NYSE: LXP), page 144

6.	Please tell us and disclose in future filings your basis for accounting for Lexington Realty Trust under the equity method given your 17.2% ownership interest.

Response:

Prior to acquiring its ownership interest in Lexington, the Company owned 10,186,991 units of Newkirk Master Limited Partnership (“Newkirk MLP”) or a 15.8% ownership interest in Newkirk MLP. The Company’s ownership interest in Newkirk MLP dates back to 1998. On December 31, 2006, Newkirk Realty Trust, the parent of Newkirk MLP, was acquired in a merger by Lexington; and Newkirk MLP was renamed Lexington Master Limited Partnership (“Lexington MLP”). The units in Newkirk MLP, which the Company accounted for on the equity method, were converted on a 0.80 for 1 basis into limited partnership units of Lexington MLP, which the Company also accounted for on the equity method. Pursuant to the merger, the Company owned 8,149,592 limited partnership units of Lexington MLP which were exchangeable on a one-for-one basis into Lexington common shares. In October 2008, the Company agreed to acquire 8,000,000 Lexington common shares. In addition, the Company exchanged its existing limited partnership units in Lexington MLP for 8,149,592 Lexington common shares. As of December 31, 2008, the Company owned 16,149,592 Lexington common shares, or approximately 17.2% of Lexington’s common equity. As disclosed on page 144 of the Form 10-K, the Company accounts for its investment in Lexington under the equity method and records its pro rata share of Lexington’s net income or loss on a one-quarter lag basis because the Company files its consolidated financial statements prior to the time Lexington files its financial statements.

In determining whether the Company should account for its investment in Lexington under the equity method, the Company considered the guidance in APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. Opinion 18 states that use of the equity method of accounting for an investment is required if the investor has the ability to exercise significant influence over the operating and financial policies of an investee and that an investment of less than 20% should lead to the presumption that an investor does not have the ability to exercise significant influence, unless that presumption can be overcome by evidence to the contrary. In addition, Opinion 18 recognizes that determining the ability to exercise significant influence is not always clear and applying judgment is ultimately necessary to assess the status of each investment. Opinion 18 lists several criteria that may indicate that a company has the ability to exercise significant influence including, but not limited to, board representation, participation in policy making processes, material intercompany transactions and an investors’ ownership percentage in relation to that of other investors. In determining its ability to exercise significant influence over Lexington’s operating and financial policies, the Company considered the following:

•	the Company’s longstanding relationship and history with Lexington and its predecessor Newkirk MLP;

•	the Company is Lexington’s largest shareholder and owns approximately 17.2% of Lexington’s common equity and no other shareholder owns in excess of 6.9% of Lexington’s common equity;

•	Lexington’s Declaration of Trust limits the ability of investors to acquire in excess of 6.9% of Lexington’s common equity without Lexington’s approval; and

•	the Company has representation on Lexington’s board.

Based primarily on these factors, the Company believes it has the ability to exercise significant influence over Lexington’s operating and financial policies and accordingly accounts for its investment in Lexington under the equity method. In future filings, the Company will disclose in more detail, the basis for accounting for its investment in Lexington under the equity method.

Securities and Exchange Commission	5

Note 13. Leases, page 164

7.

We note from your April 22, 2008 response letter to the SEC that during the quarter ended March 31, 2008 you determined that collectability of the Stop & Shop receivable above the $19.1 million net balance at December 31, 2007 was not reasonable assured. We also note that you planned to record an allowance equal to 100% of additional annual rental income subsequent to December 31, 2007. Please advise us how you have accounted for the Stop & Shop receivable as of December 31, 2008, including the carrying amount of the receivable, your determination as to the collectability of the carrying amount, and whether or not you recognized revenue related to the Stop & Shop lease during 2008. If additional revenue was recognized, please tell us your basis for recognizing the revenue, given that collectability was not previously considered to be reasonably assured.

Response:

Pursuant to a Master Agreement and Guaranty, dated May 1, 1992, between the Company and Stop & Shop, the Company is contractually due $5.0 million of additional rent per annum, which the Company has recognized as rental revenue on its consolidated statements of income each year through December 31, 2008, and for which payment was received through the year ended December 31, 2002. In January 2003, Stop & Shop contested their obligation to pay this additional rent subsequent to December 31, 2002 and ceased making payments to the Company. The Company is in litigation to resolve this matter. As of December 31, 2007, the Company was owed $25.4 million for unpaid amounts due from Stop & Shop. Of this amount, $6.3 million was reserved, resulting in a net receivable of $19.1 million. The reserve was the Company’s best estimate of the ultimate resolution of this matter and was determined based on settlement discussions with Stop & Shop. During 2008, the Company determined that the collectibility of the receivable from Stop & Shop above the net receivable balance of $19.1 million as of December 31, 2007 is not reasonably assured; therefore, the Company recognized the $5.0 million contractual amount due as rental revenue and reserved 100% of such amount. Accordingly, the net receivable balance as of December 31, 2008 continues to be $19.1 million as that amount still represents the Company’s best estimate of the ultimate resolution of this matter.

In determining whether the Company should continue recognizing revenue, given that collectibility of any additional amounts are not reasonably assured, the Company considered the guidance in SAB 101, Revenue Recognition in Financial Statements. SAB 101 states that if a transaction is within the scope of specific authoritative literature that provides revenue recognition guidance, that literature should be applied. Accordingly, the Company considered the guidance in paragraph 19 of FASB Statement No. 13, Accounting for leases, which states that rent shall be reported as income over the lease term as it becomes receivable according to the provisions of the lease. Since the Company is contractually due these amounts, the Company deemed it appropriate to recognize such amounts as rental revenue and separately evaluated the collectibility of such amounts pursuant to the guidance in FASB Statement No. 5, Accounting for Contingencies, which states that if it is probable that a receivable is impaired, an allowance should be established with a charge to bad debt expense.

Vornado Realty LP Form 10-K for the year ended December 31, 2008

8.	Please incorporate the disclosures outlined above to future filings of Vornado Realty LP, as applicable.

Response:

The Company will incorporate the disclosures outlined above, where applicable, to future filings of Vornado Realty L.P.

Securities and Exchange Commission	6

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to the foregoing may be communicated to the undersigned (212-894-7000) or to Joseph Macnow, Chief Financial Officer (201-587-1000).

Sincerely, /s/ Alan J. Rice Alan J. Rice – Corporation Counsel

cc:	Kristi Marrone (Division of Corporation Finance)

Steven Roth Joseph Macnow (Vornado Realty Trust)

EXHIBIT 1

Vornado Realty Trust Calculation of Our Share of Net Income from Toys "R" Us Year Ended December 31, 2008 ($ in 000s)
			For the Fiscal Year Ended
			November 1, 2008
		Recap	Purchase Price	Purchase
		Accounting Basis (1)	Adjustments	Accounting Basis
1	Net Sales	14,090,000	-	14,090,000	1
2	Cost of Sales	9,155,000	-	9,155,000	2
3	Gross Margin	4,935,000	-	4,935,000	3

4	Selling, general & administrative	3,882,000	43,500	3,925,500	4
5	Depreciation and amortization	401,000	29,000	430,000	5
6	Restructuring and other charges	(2,000)	-	(2,000)	6
7	Gain on liquidation of foreign subsidiary	(39,000)	29,300	(9,700)	7
8	Net gains on sales of properties	(5,000)	2,800	(2,200)	8
9	Total operating expenses	4,237,000	104,600	4,341,600	9
10	Operating income (loss)	698,000	(104,600)	593,400	10
11	Interest and debt expense	(440,000)	(13,800)	(453,800)	11
12	Interest income	25,000	-	25,000	12
13	Income (loss) before income taxes and minority interest	283,000	(118,400)	164,600	13
14	Income tax expense	(104,000)	(75,100)	(179,100)	14
15	Minority interest	6,000	(4,700)	1,300	15
16	Net income (loss)	185,000	(198,200)	(13,200)	16

17	Vornado ownership %			32.7%	17

18	Vornado's 32.7% share of net loss			(4,298)	18
19	Adjustment to eliminate gains on sale of stores sold to Vornado			(1,487)	19
20	Interest income			2,225	20
21	Management fee income			5,940	21
22	Total net income applicable to Toys			2,380	22

(1)

Based on combining Toys' results for the (i) thirteen weeks ended February 2, 2008 included in Toys' Form 10-K for the year ended February 2, 2008 and (ii) 39 weeks ended November 1, 2008 included in Toys' Form 10-Q for the period ended November 1, 2008.